UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2010

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

Board Secretariat’s Office
Kong Gang San Lu, Number 88
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date: December 15, 2010	By:	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

RESULTS OF THE EXTRAORDINARY GENERAL MEETING
HELD ON 15 DECEMBER 2010

The board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company”) announces the results of the extraordinary general meeting of the Company (the “ Meeting ”) held in Shanghai, the People’s Republic of China (the “PRC ”) on Wednesday, 15 December 2010.

Reference is made to the notice of the Meeting dated 29 October 2010 (the “Notice”). Terms defined in the Notice shall have the same meanings when used herein unless otherwise specified.

RESULTS OF THE MEETING

The Meeting was held at Meeting Centre, Shanghai International Hotel 上海國際機場賓館, 2550 Hongqiao Road, Shanghai, the PRC on Wednesday, 15 December 2010. Shareholders representing 8,699,065,585 shares of the Company were present, in person or by proxy, at the Meeting. The Meeting was validly convened in compliance with the relevant requirements under the Company Law of the PRC and the Articles of Association. No shareholder of the Company was required to vote only against any of the resolutions proposed at the Meeting.

As mentioned in the circular of the Company dated 29 October 2010, 中國東方航空集團公司 (China Eastern Air Holding Company) and its associates, holding 6,758,749,999 shares of the Company, were required to abstain, and have abstained, from voting in respect of Ordinary Resolutions Nos. 2 and 3 proposed for approval at the EGM. As such, (i) shareholders representing 4,517,788,861 shares of the Company were entitled to attend and vote for or against Ordinary Resolutions Nos. 2 and 3 proposed for approval at the EGM, and shareholders representing 1,940,315,586 shares out of such 4,517,788,861 shares of the Company were present at the EGM, in person or by proxy, to vote in respect of Ordinary Resolutions Nos. 2 and 3; and (ii) shareholders representing 11,276,538,860 shares of the Company (i.e., the Company’s entire issued share capital) were entitled to attend and vote for or against Ordinary Resolution 1 proposed for approval at the EGM, and shareholders representing 8,699,065,585 shares out of such 11,276,538,860 shares of the Company were present at the EGM, in person or by proxy, to vote in respect of Ordinary Resolution 1.

Each resolution proposed for approval at the Meeting was taken by poll. PricewaterhouseCoopers, the auditors of the Company were appointed as the scrutineer for the purpose of vote-taking at the Meeting. The poll results in respect of the resolutions proposed for approval at the Meeting were set out as follows:

Total number of shares represented by votes (Approximate % *)
	ORDINARY RESOLUTIONS	For	Against	Abstain
1.
To consider and approve the setting up of 東方航空雲南有限公司 (Eastern Airlines Yunnan Limited Corporation) jointly by the Company and State-owned Assets Supervision and Administration Commission of the People’s Government of Yunnan Province.
		8,699,053,530 (99.9999%)	4,439 (0.0001%)	7,616 (0.0000%)
2.
To consider, approve, confirm and ratify a conditional financial services agreement dated 15 October 2010 (the “Financial Services Renewal Agreement”), a copy of which will be produced to the EGM and initialed by the chairman of the EGM for the purpose of identification, entered into between the Company and 東航集團財務有限責任公司 (Eastern Air Group Finance Company Limited) and all transactions thereunder and the relevant associated maximum aggregate annual values in relation to the provision of deposit services to the Group as determined pursuant to and for the purpose of the connected transaction regulatory requirements under the Listing Rules, details of all of which are set out in the announcement of the Company dated 15 October 2010 (the “Announcement”) under the paragraphs headed “Financial Services Renewal Agreement” and the circular of the Company dated 29 October 2010; and to authorize any director of the Company to sign all such documents and/or do all such things and acts as he may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with all transactions relating to the provision of deposit services under the Financial Services Renewal Agreement or any matter incidental thereto.
		1,785,636,308 (92.0281%)	154,676,600 (7.9717%)	2,678 (0.0002%)

Total number of shares represented by votes (Approximate % *)
	ORDINARY RESOLUTIONS	For	Against	Abstain
3.
To consider, approve, confirm and ratify a conditional catering services agreement dated 15 October 2010 (the “Catering Services Renewal Agreement”) regarding the provision of catering services to the Group, a copy of which will be produced to the EGM and initialed by the chairman of the EGM for the purpose of identification, entered into between the Company and 東方航空食品投資有限公司 (Eastern Air Catering Investment Co. Ltd.) and all transactions thereunder in relation to the provision of catering services to the Group; and to authorize any director of the Company to sign all such documents and/or do all such things and acts as he may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with all transactions relating to the Catering Services Renewal Agreement or any matter incidental thereto.
		1,940,303,804 (99.9994%)	9,104 (0.0005%)	2,678 (0.0001%

*	The percentage of voting is based on the total number of shares held by shareholders present, in person or by proxy, at the Meeting and entitled to vote in Respect of the relevant resolution.

Based on the above poll results, all of the ordinary resolutions were passed.

Note:
The poll results were subject to scrutiny by PricewaterhouseCoopers, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to PricewaterhouseCoopers. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

By order of the board of Directors
CHINA EASTERN AIRLINES CORPORATION LIMITED Luo Zhuping
Director and Company Secretary

The Directors, as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the PRC
15 December 2010